Mail Stop 3561

March 7, 2008

Mr. Tsang Ping Lam
President
The Art Boutique, Inc.
7th Floor, New Henry House
10 Ice House Street
Central, Hong Kong

> **Re: The Art Boutique, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended**
> **December 31, 2006**
> **Filed November 14, 2007**
> **File No. 000-32099**

Dear Mr. Tsang,

We issued comments to you on the above captioned filings on February 11, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 21, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 21, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services

cc: Mike Littman, Esquire